Dome Audio Inc.
Statements of Changes in Shareholders' Deficit
For the Years Ended December 31, 2019 and 2018
(Unaudited)

	Dome Audio, LLC	Dome Audio, Inc.				
	Members' Equity	Common Stock		Paid-in-Capital	Accumulated Deficit	Total Shareholders' Deficit
		Shares	Amount			
Balance, December 31, 2017	$ (4,348.00)	-	$ -	$ -	$ -	$ -
Members' Contributions	19,487					
Capital distributions	(68,098)					
Net loss	(95,078)					
Balance, December 31, 2018	(148,037)	-	-	-	-	-
Capital distributions	(37,127)					
Conversion to corporation	185,164	50,000,000	5,000	11,032	$ (185,164)	$ (169,132)
Issuance of founder shares		-	-			
Net loss				-	(128,571)	(128,571)
Balance, December 31, 2019	$ -	50,000,000	$ 5,000	$ 11,032	$ (313,735)	$ (297,703)